P R O S P E C T U S
-------------------

                              SEMCO ENERGY, INC.
                                 Common Stock
             Direct Stock Purchase and Dividend Reinvestment Plan
                                  __________

     The Direct Stock Purchase and Dividend Reinvestment Plan ("Plan") of
SEMCO Energy, Inc.* (the "Company") provides investors with a convenient way to purchase shares of Common Stock of the Company by making cash payments and/or by reinvesting dividends. Participants do not pay any brokerage commission or service charge for purchases under the Plan.

        Shareholders with shares registered in their name may join the Plan without making an initial investment. Investors who do not have shares
registered in their name must make     an initial investment        of at
least $250 and not more than $100,000    to join the Plan    .

     Participants in the Plan may:

          --   reinvest all or a    portion     of Common Stock dividends;
          --   enroll in direct deposit of dividends not reinvested;
          --   make optional cash payments of not less than $25.00 per payment and not more than $100,000 per year;
          --   make optional payments by automatic deductions from checking or savings;
          --   deposit    Common Stock     certificates        into the Plan
               for safekeeping;
          --   receive    Common Stock     certificates for whole    Plan
               shares       ;
          --   transfer all or a portion of        Plan shares to make a
               gift, a private sale, or for any other purpose;
          --   sell Plan shares through the Plan;
          --   terminate participation in the Plan.

     Under the Plan, shares of the Company's Common Stock are issued on the
       15th of each month ("Investment Date"). The price paid by Participants is the average of over-the-counter closing ask prices for three
trading days    prior to the 5th of a month    .  On    October 3    , 1997,
the closing ask price as quoted in the National Association of Securities
Dealers Automated Quotation (NASDAQ) System was $   17.75     per share.

     The price Participants will receive for shares sold through the Plan is
the weighted average price of shares sold through the Plan    on the days when
those shares are sold (usually one or two days)    .  Participants will be
charged a transaction fee of $5.00 for each sale request (regardless of the number of shares) and a brokerage fee of $.05 per share sold.

     It is suggested that this Prospectus be retained for future reference.
                                  __________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SUCH
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  __________

                The date of this Prospectus is    October 7    , 1997.

   -------------
*Prior to April 24, 1997, the Company's name was Southeastern Michigan Gas Enterprises, Inc.

     This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.



                               TABLE OF CONTENTS

                                                                   Page

Available Information..........................................      3

Incorporation of Certain Information by Reference..............      3

The Company....................................................      4

Description of the Plan
     Frequently Used Terms.....................................         5
     Purpose...................................................      5
     Advantages to Participants................................      5
     Disadvantages to Participants.............................      6
     Plan Administration.......................................      6
     Participation/Plan Enrollment.............................      7
     Dividend Options..........................................      8
     Direct Deposit............................................      8
        Optional     Cash Payments.............................      8
     Automatic Optional Cash Payments..........................         8
     Refunds of Cash Payments..................................         8
     Purchase of Plan Shares...................................      9
     Sale of Plan Shares.......................................      9
     Stock Certificates........................................         9
     Certificate Safekeeping...................................         9
     Transfer of Plan Shares...................................     10
     Termination of Participation..............................        10
     Statements to Participants................................        10
     Participant Questions, Requests, Etc......................        10
     Other Information.........................................        11

Description of Common Stock....................................        11

Federal Income Tax Matters.....................................        11

Use of Proceeds................................................        12

Experts........................................................        12

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Securities and Exchange Commission. Such reports, proxy and information statements, and other information can be inspected and copied at the public reference room of the Commission at its principal office:
450 Fifth Street, NW, Room 1024, Washington, DC 20549. Upon request, such material will be sent to the Commission's regional office in New York at 7 World Trade Center, Suite 1300, New York, NY 10048 and in Chicago at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office. This Prospectus does not contain all information set forth in the Registration Statement and Exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933 and to which reference is made hereby. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company.

     Any person, receiving a copy of this Prospectus from the Company may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" below.
Requests should be directed to    Susan C. Ellerkamp, Shareholder Services
Specialist     of SEMCO Energy, Inc., 405 Water Street, Port Huron, Michigan
48060, telephone number    (810) 987-2200, extension 4170    .

                                  __________


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company incorporates herein        the following documents which
also have been filed with the Securities and Exchange Commission ("Commission"): (a) the Company's Annual Report on Form 10-K for the year
ended December 31, 1996; (b) the Company's Current Report   s     on
Form 8-K dated    February 18, 1997, June 17, 1997 and August 13    , 1997;
(c) the Company's definitive proxy statement for its Annual Meeting of
Shareholders held on April 15, 1997   ; (d) the Company's Quarterly Reports
on Form 10-Q for the quarters ending March 31, 1997 and June 30, 1997    .

     All documents subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of this offering of the Company's Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The Company's file number with the Commission is 0-8503.

     The Prospectus does not set forth all material and information included in the Registration Statement filed with the Commission of which it is a part.

                                  THE COMPANY

     The Company is a Michigan corporation with its principal executive offices at 405 Water Street, Port Huron, Michigan 48060 and its telephone number is
(810) 987-2200.

     The Company was established as a holding company in 1977 and is the parent
company of three direct subsidiaries.     Most     of the Company's assets are
invested in natural gas operations which are subject to regulation by various regulatory bodies. Weather has a significant impact on the Company's revenues.

     The Company's 1996 consolidated operating revenue was $548 million and its net income was $12.0 million or $.97 per share.

SEMCO Energy Gas Company

     SEMCO Energy Gas Company ("the Gas Company") purchases, distributes and transports natural gas to approximately 235,000 customers in twenty-four counties in the lower and upper peninsulas of Michigan. During the last four years, its customer base has grown at an average rate of approximately 6,000 customers, or 3.0%, per year. The Gas Company has generally provided over 90% of consolidated net income. On April 1, 1997, Michigan Gas Company and Battle Creek Gas Company were merged into Southeastern Michigan Gas Company; Southeastern's name was changed to SEMCO Energy Gas Company on April 30, 1997.

SEMCO Energy Services, Inc.

     SEMCO Energy Services, Inc. ("Energy Services") is primarily a gas marketing company. It currently has marketing offices in Michigan, Illinois, New York, Kentucky and West Virginia.

SEMCO Energy Ventures, Inc.

     SEMCO Energy Ventures, Inc. ("Ventures") is an asset-based company with investments in many segments of the natural gas industry. Ventures has investments in gas transmission and gathering (including NOARK), and underground natural gas storage.

        In August 1997, Ventures acquired the assets and business of Sub-Surface Construction Co. ("Sub-Surface") for $15.4 million plus the assumption of certain liabilities. Because of this acquisition, Ventures now constructs and maintains underground natural gas pipelines and associated facilities. Sub-Surface had annual revenues of approximately $33 million and about 450 employees.

     The above information about the Company is, of course, not comprehensive. For significant detail about the business of the Company and its subsidiaries, please refer to the documents incorporated into this Prospectus. See "Incorporation of Certain Information by Reference" above.

                            DESCRIPTION OF THE PLAN

Frequently Used Terms

-    Authorization Form:  the application to begin    or change     Plan
     participation for investors who are Record Shareholders       .
-    Common Shareholder:  an owner of the Company's Common Stock.
-    Dividend:     a     cash dividend        paid on the Common Stock.
-    Dividend Payment Date:  the 15th of February, May, August and November.
-    Independent Agent:  a brokerage firm        selling    Plan Shares     for
        Participants     in the open market.
-    Investment Dates:  the        15th of each month.
-    Investment Periods:  between the    6th     day of a month and the
        5th     day of        the next month for transactions on the 15th
     day of that latter month.
-    Investment Statement:  the statement sent to a Participant reflecting
            purchases    and sales     of Plan Shares and Dividends.
-    Investment Statement Form:  the detachable    top     portion of the
     Investment Statement used to submit cash payments, change Dividend treatment, request a sale of Plan Shares, request issuance of certificate(s), and implement other Plan transactions.
- New Account Enrollment Form: the application to begin Plan participation for investors who are not Record Shareholders.
-    Participant:  any person participating in the Plan.
-    Plan:  this Direct Stock Purchase and Dividend Reinvestment Plan.
       -    Plan Shares:  Common Stock held in the Plan for Participants.
   -    Record Shares:  Plan Shares and shares registered in a shareholder's name.
-    Record Shareholder:  a Common Shareholder with    Record     Shares       .

Purpose

     The purpose of the Plan is to encourage long-term investment by providing
       a convenient method of    making periodic     Common Stock
   purchases     without paying    a     brokerage commission or service
charge.

Advantages to Participants

     Investment is Simple and Easy.  Participants may:

          --   reinvest all or a    portion     of Dividends automatically.

          -- invest optional cash payments of not less than $25 per payment and not more than $100,000 per year.

          -- invest amounts deducted automatically from a checking or savings account.

     Automatic Deposit of Dividends.

          -- Participants may have Dividends which they do not reinvest deposited directly into a checking or savings account.

     No Commission for Purchases.

          --      There is no     brokerage commission or service charge
                  to     purchase        Plan Shares.

     Simplified Safekeeping.  Participants:

          --   avoid the necessity of safekeeping certificates       .

          --   may deposit Common Stock certificates        they hold into
               the Plan.

     Transfer of Plan Shares.

          --   Participants may transfer all or a portion of        Plan
               Shares    as     a gift,        a private sale or for any
               other purpose.

     Simplified Recordkeeping.

          --   An Investment Statement will be mailed for each month in which
               the Participant    purchases Plan Shares    .

     Simplified Sales.  Participants

          --   may sell    their     Plan Shares    through the Plan    .

          --      are charged     a transaction fee of $5.00 for each sale
                  through the Plan     plus a brokerage commission of $.05
               per share.  (For example, the total fee to sell 1,000
                  Plan Shares     would be $55.)

Disadvantages to Participants

     Price Uncertainty.

          -- Participants have no control over the purchase price or sale price of Plan Shares.

     No Interest.

          --   No interest is paid on cash received by the    Company    .
               Initial investments and optional cash payments received by
               the    Company on or before the 5th day of a month     will
               be invested as of    the 15th day of that month    .
               Otherwise, such payments will be invested    the following
               month    .

Plan Administration

     Administration of        Plan activities will    generally     be
carried out by the    Company except for sale of Plan Shares    .

     Limited liability.

          Neither the Company        nor    its agents     will be liable
for any act done in good faith or for any good faith    failure     to
act       .

          Participants should recognize that no one can assure them of a profit or protect them against a loss on their Plan Shares.

     Costs.

             Costs     and expenses of    Plan     administration        are
   generally     paid by the Company.  There are no brokerage fees or
commissions in connection with the purchase of Plan Shares nor are there any
costs to Participants upon termination of participation       .

             However    , Participants are charged a transaction fee and
brokerage commission for sales of Plan Shares.

Participation/Plan Enrollment

     Any person may become a Participant.

     This Plan replaced the Company's Dividend Reinvestment and Common Stock Purchase Plan (the "DRIP") in March 1997. If you were a participant in the DRIP, you automatically became a Participant in this Plan at that time.

     Participants who wish to change their participation in any way may do so
   by letter or     by submitting an Authorization Form.

     Record Shareholders        may join the Plan at any time    by letter
or     by completing and signing an Authorization Form.

     New Record Shareholders automatically receive an Authorization Form.

     Any other interested person may become a Participant by
   completing     a        New Account Enrollment Form        and
   making     an initial    cash     investment of not less than $250 and
not more than $100,000.

     To request        forms, or copies of this Prospectus,    contact the
Company.  See "Participant Questions, Requests, Etc." below.

        Cash     investments may be made by personal check or money order
payable to "   SEMCO Energy, Inc.    "  PLEASE DO NOT SEND    CURRENCY    .

        The Company must receive a Plan form by the fifth day of the month
for the form to be effective that month    .  Otherwise it will be
   effective     the next    month    .

     If any form is received    after the fifth of the month     before a
Dividend Payment Date, any requested Dividend treatment will begin the next quarter.

Dividend Options

     The Enrollment or Authorization Form allows the Participant to choose from the following three Dividend options:

     Full Reinvestment - All Dividends on    Record Shares     are reinvested.


     Partial Reinvestment - A    portion     of the Dividends on    Record
Shares     are reinvested.

     Optional Cash Payments Only -    No reinvestment of Dividends on Record
Shares.

     A Participant may change        Dividend    Options     by use of the
Investment Statement Form.

        Regardless of the Dividend Option chosen, Optional Cash Payments may be made at any time.

Direct Deposit

     Participants may request    (by use of the Authorization Form)     that
Dividends which are not reinvested be deposited in a U.S. bank or credit
union       .

   Optional     Cash Payments

     Initial cash payments    must     accompany the New Account Enrollment
Form       .         Optional Cash Payments may    accompany an Investment
Statement Form or Authorization Form or     be made        by electing the
Automatic Optional Cash Payments feature, as described below       .
Personal check   s     or money order   s must be made     payable to the
   Company    .         (DO NOT SEND CURRENCY).

     Initial cash payments must be at least $250 and less than $100,000.
Optional    C    ash    P    ayments cannot be less than $25 per payment or
more than $100,000 per year.     The same amount of money need not be sent
each time and there is no obligation to make cash payments.

     Cash payments received    by the fifth day of a month     will be
invested        that    month    .  Otherwise, such payments will be
invested        the next    month    .         Cash payments will be
invested    only once     a month (on the 15th).

Automatic Optional Cash Payments

     Participants may make Optional Cash Payments        by automatic
deduction from a checking or savings account.  To    do so    , the
Participant must complete an appropriate Plan    form (New Account
Enrollment Form or Authorization Form)    .

Refunds of Cash Payments

        Cash     payments    will be refunded     if a written request is
received    before the fifth of the month in which they would be invested    .

Purchase of Plan Shares

     The number of Plan Shares purchased depends on the amount invested and the purchase price. Each Participant's account will be credited with that number of Plan Shares, including fractions computed to four decimal places, equal to
the total amount        invested divided by the purchase price for that
Investment Date.

     Purchased Plan Shares will be credited as of the Investment Date.

     The purchase price of Plan Shares will be the average of the closing ask
prices for Common Stock        for the three trading days prior to the
   fifth day of each month     as quoted on NASDAQ (the National Association
of Securities Dealers Automated Quotation System).

            Participants do not have the ability to order the purchase of a
specified number of    Plan Shares     or the purchase of    Plan Shares
at a specified price       .

Sale of Plan Shares

     Participants may sell all or part of their Plan Shares by use of an Investment Statement Form or Authorization Form.

     Sales for Participants are made as soon as practicable. Requests to sell Plan Shares will be aggregated and processed at least once a week by the Independent Agent in its sole discretion. Sales will be made at prevailing market prices.

     When a Participant sells Plan Shares, the price per share the Participant receives will be the average price from all Plan Shares sold by the Independent Agent during the applicable sales period, less brokerage commission fees of
$.05 per share and a transaction fee of $5.00.     Usually, the applicable
sales period will be the one-day or two-day period during which the Independent Agent carries out requests received that week.

Stock Certificates

     All Plan Shares will be held by the    Company    .  Participants may
obtain, at any time and without charge, a certificate for all or part of
their Plan Shares by using the Investment Statement Form    or Authorization
Form    .  Certificates for fractional shares will not be issued under any circumstances. A Participant who wishes to pledge Plan Shares must withdraw those shares.

Certificate Safekeeping

     A Participant may deposit Common Stock certificates ("deposited shares") into the Plan by sending them with a properly completed Investment Statement Form or an Authorization Form. Do NOT endorse the certificates. Some of the advantages of depositing certificates are:

     - Protection against the cost of replacing stock certificates which may otherwise be lost, stolen or destroyed.

     - Deposited shares are treated in the same manner as other Plan Shares and may be conveniently sold or transferred through the Plan.

     - Dividends on deposited shares will continue to be treated the same as before deposit unless changed by the Participant.

        Common Stock certificates deposited for safekeeping will be credited promptly upon receipt.

Transfer of Plan Shares

     If Participants wish to change the ownership of        Plan Shares
through gift, private sale or otherwise, they may    request     transfer by
mailing a properly executed stock power, along with a letter of instruction,
to the    Company    .  A request for transfer is subject to the same
requirements applicable to the transfer of Common Stock certificates including the requirement of an approved signature-guarantee medallion on
the stock power.  The    Company     will provide a form of stock power upon
request.

     No certificate for Plan Shares transferred to another person will be
issued unless requested.  Otherwise,    transferred Plan Shares will be
credited to the transferee's Plan account.  If     the transferee is not a
Participant,    a Plan     account will be opened        for    the
transferee    .  Both the    transferring     Participant and the transferee
will be sent confirmation. In addition, a transferee who is a new shareholder will be sent a complete shareholder package.

Termination of Participation

     A Participant may use the Investment Statement Form to terminate participation at any time.

     No termination will be processed between the 5th and 15th of February, May, August and November.

Statements to Participants

     Investment Statements will be mailed after the 15th of each month to any Participant having a Plan transaction that month. These statements should be retained for income tax purposes.

     In addition, each Participant will receive copies of communications sent to all Common Shareholders.

Participant Questions, Requests, Etc.

        All correspondence regarding the Plan should be addressed to:

          SEMCO Energy, Inc.
          Attn:  Shareholder Services
          405 Water Street
          P.O. Box 5026
          Port Huron, MI  48061-5026

     Telephone inquiries may also be made to the Company at 1-800-255-7647 or 1-810-987-2200 extension 4170 between 8:00 a.m. and 5:00 p.m. Eastern Time.

Other Information

     If a Participant sells or transfers all his Common Stock, other than Plan Shares, his participation in the Plan will generally not be affected. Any Plan account holding less than one whole share in such circumstance will be terminated.

            Common Stock distributed as a result of a stock dividend or stock split on Plan Shares and on Common Stock otherwise registered in the Participant's name will be added to the Participant's Plan Shares. Participants requiring a stock certificate can request one at any time.

     Each Participant will be sent a Proxy and Proxy Statement to vote Plan Shares.

     Notwithstanding any other provision of the Plan, the Company reserves the right to suspend, modify or terminate the Plan at any time. Notice of any such suspension, modification or termination will be sent to all Participants.
Also, the    Company     may, by written notice, terminate an  individual's
participation in the Plan at any time.


                          DESCRIPTION OF COMMON STOCK

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, 500,000 shares of Cumulative Preferred Stock, issuable in series, and 3,000,000 shares of Preference Stock, issuable in series.

     At    September 30    , 1997, the outstanding Common Stock consisted of
approximately    13,000,000     shares and the outstanding Preferred Stock
consisted of approximately 6,000 shares of Convertible Cumulative Preferred Stock. Each share of Convertible Preferred Stock is currently convertible into about 4 shares of Common Stock. Two million shares of the Preference Stock are reserved for issuance pursuant to a Shareholder Rights Plan; no Preference Stock is outstanding.

     Subject to the rights of Preferred and Preference Stockholders to receive full quarterly dividends, Common Stockholders are entitled to receive dividends when declared by the Board of Directors in its discretion.

     Common Stockholders currently have exclusive voting rights.

     Common Stock is traded in the over-the-counter market and is quoted on the NASDAQ National Market System under the symbol SMGS.


                          FEDERAL INCOME TAX MATTERS

     A Participant will be treated for Federal income tax purposes as having received, on the Dividend Payment Date, the full amount of his Dividends whether or not he reinvests Dividends.

     For a foreign Participant whose Dividends are subject to United States income tax withholding or a Participant subject to backup withholding, Dividends reinvested will reflect a reduction for the amount of tax required to be withheld.

     A Participant will not realize any taxable income when he receives certificates for whole Plan Shares. However, a Participant who receives a cash adjustment for a fraction of a Plan Share will realize a gain or loss with respect to such fraction. Gain or loss will also be realized by the Participant when he sells Plan Shares. The amount of such gain or loss will be the difference between the amount which the Participant receives and his tax basis for the Plan Shares sold.

     Participants should retain all Investment Statements because they are the only record of transaction prices for Plan Shares.

     The information set forth above is a summary of federal tax law only and does not purport to be a complete description of all tax matters regarding participation in the Plan. The description may be affected by future legislation, IRS rulings and regulations, or court decisions. In addition, the taxation of foreign shareholders, except as noted, is not discussed in this Prospectus. Participants should consult with their own tax advisors with respect to any tax questions about their participation in the Plan.


                                USE OF PROCEEDS

        The     net proceeds    of the sale of the shares of stock offered
hereby     will be used for the Company's    (and its subsidiaries')
continuing construction program and     general corporate purposes       .
The Company    cannot predict how many such shares, if any, will be sold
under the Plan, and, therefore,     cannot estimate the amount of net
proceeds that it will receive.

        The Company (through an independent agent) may     purchase
Common Stock in the open market to    offset some of the shares issued
pursuant to the     Plan       .  The Company will not    effect such
offsetting purchases     unless its Board of Directors (or its chief
financial officer) makes a determination that the Company    does not
need        additional    equity     capital       .


                                    EXPERTS

     The Financial Statements and schedules included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which are incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.